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                                SIDLEY & AUSTIN
               A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS



       DALLAS              One First National Plaza           WASHINGTON, D.C.
       ------               Chicago, Illinois 60603                ------
     LOS ANGELES            Telephone 312 853 7000                 LONDON
       ------               Facsimile 312 853 7036                 ------
      NEW YORK                                                   SINGAPORE
                                Founded 1866                       ------
                                                                   TOKYO




                                                   September 15, 1999


VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Exogen, Inc.
               Registration Statement on Form S-3
               (File No. 333-80113)
               ---------------------------------

Ladies and Gentlemen:

          We are writing on behalf of Exogen, Inc., a Delaware corporation (the "Company") with respect to the above-referenced registration statement. The registration statement was filed for the registration of 125,000 shares of Common Stock, par value $.0001 per share, of the Company issuable upon the exercise of certain outstanding warrants. The warrants were converted into the right to receive cash in connection with the tender offer made by Smith & Nephew Acquisition, Inc. for all outstanding shares of Common Stock of the Company. On behalf of the Company we hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-referenced registration statement.

          If you have any questions regarding the foregoing request, please contact the undersigned at 312/853-7034.


                                    Sincerely,

                                    Carol M. Lind


cc:  Robert Osberger, Examiner
     Patrick A. McBrayer, Exogen, Inc.